FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of March, 2008
                                07 March, 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Documentation Platform released on 07 March, 2008


SKY UPDATES DOCUMENTATION PLATFORM


British Sky Broadcasting Group plc ("BSkyB") has updated the Prospectus for its Euro Medium Term Note Programme ("the Programme") to include the financial results to 30 June 2007. The updated Prospectus is dated 7 March 2008. The Programme includes Barclays Capital acting as Arranger, and each of Citigroup, JP Morgan, Deutsche Bank, HSBC, RBS, BNP Paribas and Societe Generale as Dealers. The Programme provides BSkyB with a standardised documentation platform to allow for any future senior debt issuance in the Eurobond markets. BSkyB issued GBP300 million of 6% notes under the Programme in May 2007.

Potential issuers under the Programme are British Sky Broadcasting Group plc and BSkyB Finance UK plc. Maximum potential issuance under the Programme is GBP1 billion. The Programme is listed on the London Stock Exchange, and is rated Baa2 by Moody's and BBB by Standard and Poor's, both with stable outlook.



http://www.rns-pdf.londonstockexchange.com/rns/6678p_-2008-3-7.pdf

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 07 March, 2008                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary